FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  January 2006

Commission File Number 0-22617

MINCO MINING & METALS CORPORATION

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

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Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

January 23, 2006

The Registrant updates it’s shareholders on its plans for 2006.

2.

Exhibits

2.1

News Release dated January 23, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

(Registrant)

/s/Ken Z. Cai

Date:    January 23, 2006

Ken Z. Cai

President & CEO

Exhibit 2.1

TSX: MMM AMEX: MMK
For Immediate Release	January 23, 2006

NEWS RELEASE

MINCO’S EXPLORATION PLANS FOR 2006

Minco Mining & Metals Corporation (TSX: MMM   AMEX: MMK) (the "Company") is pleased to present a comprehensive exploration plan for 2006.  In 2006, the Company plans to continue exploration of its core projects with a focus on advancing the Changkeng Gold Project to a pre-feasibility study stage, further drilling on the White Silver Mountain project to permit a resource calculation, and developing drill targets within its large land package on the Yangshan Gold Belt in southern Gansu Province.

Changkeng Gold Project

The first priority is the Changkeng Gold Project in Guangdong Province, Southern China, where the near-surface, high grade gold deposit is amenable to early development. An aggressive exploration program has been planned to delineate the mineralization, expand the existing resource base, upgrade the inferred resource estimates and carry out metallurgical testing preparatory to initiating a feasibility study. At this juncture, it is planned that Changkeng be explored and developed while exploration is carried out on the adjacent Fuwan Silver property to delineate the large high grade silver mineralization.  At Changkeng, approximately 10,000 meters of infill drilling is planned to upgrade the current inferred resources to the measured and indicated categories. Geotechnical, environmental, and mining plant studies are also proposed.  A pre-feasibility study will then be initiated.

The exploration permit on the Changkeng Gold Project was renewed by the 757 Exploration Team.  The Company is in the process of obtaining all the required government approvals on the Joint Venture.

White Silver Mountain Project

White Silver Mountain Project will be the prime asset of MINCO's newly formed subsidiary Minco Base Metals Ltd., where MINCO has a 61% earned interest in the depth extension of the producing massive sulfide Xiaotieshan Mine. The project has potential for development within a short time frame. All the mining and processing infrastructure is in place and incremental costs for development will be correspondingly low.

An Ordovician felsic volcanic sequence hosts all the known massive sulphide deposits in the Baiyinshan district, which contains 3 past producing mines and 2 producing mines.  Exploration drilling completed between 1998 and 2001 intersected high grade massive sulphide ore bodies and demonstrated that massive sulphide bodies persist beneath the lower limits of the Xiaotieshan Mine.  However, drilling was insufficient for calculating an inferred resource or to test for the extension of the eastern lens of massive sulphide.  In 2006, an exploration program is planned to delineate the known mineralization beneath the Xiaotieshan Mine, including approximately 300 meters of underground drifting, development of 4 new drill stations, and 4,000 meters of drilling. A resource calculation will be conducted after the completion of the proposed drilling program.

Yangshan Gold Projects

In southern Gansu Province, Minco’s wholly-owned subsidiary, Minco Mining (China) Corporation, was granted 12 exploration licenses covering gold prospects by the Ministry of Land and Resources of China in Beijing. Those gold properties are located in the west end of China's well known Qinling Gold Belt, the second largest gold producing region in China, hosting numerous gold deposits with total resources estimated by the Chinese government agencies of over 16 million ounces gold. The 12 newly staked gold properties, owned 100% by Minco China (on behalf of Minco Mining), cover very strong gold anomalies and have identical geological setting, structure, alteration, and gold mineralization as those of the nearby Anba Gold Project.  During 2005, approximately 4,000 stream sediment samples were collected as part of a program to investigate the mineral potential of the above gold prospects.

The sampling program was successful in identifying anomalous areas that will require more detailed exploration in the 2006 field season. Assay results will be released by the company once they are compiled.

Yangshan Gold Belt will be Minco’s prime exploration focus in 2006. The exploration program proposed includes a combination of geological mapping, prospecting, ridge and spur soil sampling, and grid soil sampling. Finally, trenching soil anomalies and IP surveys will be carried out to evaluate the characteristics of mineralization and define drill targets.

At the Anba Gold Project, the Company has experienced a long delay in obtaining the required government approvals.  Minco plans to start the exploration works on the project only after all the required approvals are obtained and the exploration permit has been transferred to the joint venture company.

BYC Gold Project

A 1,500 meter diamond drilling program was completed in late December at the BYC project in Inner Mongolia, which is funded by New Cantech Ventures.  The drilling program was designed to test a 1,000 m long segment of the North Zone, which is a gold-bearing shear zone that is traced on surface by exploration trenches and historical mine workings.  Assay results for this program are pending.  Further drilling and detailed structural mapping by a structural specialist are proposed on the BYC gold project in 2006. The exploration program will be funded 100% by New Cantech Ventures.

About Minco

Minco Mining & Metals Corporation is listed on the Toronto Stock Exchange and the American Stock Exchange (MMM:TSX  AMEX: MMK).  The Company has a portfolio of high quality mineral projects in China and continues to evaluate a number of gold, base metal, rare earth and specialty metals projects in China.  For more information on Minco and our properties, please visit the website at www.mincomining.ca or contact Robert Tyson, Investor Relations Manager at 1-888-288-8288 or (604) 688-8002 info@mincomining.ca.

This news release has been reviewed and approved for release by William Meyer, P.Eng. Chairman of the Board, and designated Qualified Person.

ON BEHALF OF THE BOARD

“Ken Z. Cai”

President, CEO & Director

The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in the Company’s Form 20F.

Cautionary note to U.S. investors concerning disclosure of estimates of mineral resources: The terms “measured resource”, “indicated resource” and “inferred resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the indicated category will ever be converted into reserves. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Disclosure of resources expressed in ounces in the mineral resource category in this news release is in compliance with National Instrument 43-101, but does not meet the requirements of Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, of the SEC, which will accept only the disclosure of tonnage and grade estimates for non-reserve mineralization.